3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-3659 (phone)
972-569-3282 (fax)

Frank M. Svoboda
Executive Vice President and
Chief Financial Officer

VIA ELECTRONIC MAIL
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street N.E., Mail Stop 6D10
Washington, D.C. 20549

Re:	Torchmark Corporation Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 27, 2015 File No. 001-08052

Dear Mr. Rosenberg:

This letter responds to the comments on Torchmark Corporation’s Form 10-K for the fiscal year ended December 31, 2014 set forth in your letter dated June 5, 2015. Our responses are keyed to the comments contained in such letter (which have been boldfaced).
Notes to Consolidated Financial Statements
Note 1 - Significant Accounting Policies
Fair Value Measurements, Investments in Securities, page 61

Comment:

1.
Please expand your analyses under ASC 320-10-50-1B and ASC 820-10-50-2B provided in your response to our prior comment 1 to further support your determination of “major security types” and “classes” of fixed maturity securities. In this regard, your disclosure on page 41 shows significant concentrations of fixed maturity securities with lower medium grade investment ratings. Help us understand why further disaggregation under ASC 320-10-50-1B and ASC 820-10-50-2B is not necessary. Also, compare and analyze the risks and economics by credit rating category.

We respectfully submit that Torchmark Corporation’s (“Torchmark”) historical disclosures and the enhanced disclosure proposed in the May 6, 2015 response are appropriate in light of the disclosure requirements set forth in ASC 320-10-50-1B and ASC 820-10-50-2B. The modified disclosures included in Exhibit 3 of the May 6, 2015 response expand the classes of fixed maturity securities by separately disclosing each major security type as Investment-Grade or Below Investment-Grade. These classifications are consistent with Torchmark’s investment strategy, which is to acquire fixed maturity investments that are Investment-Grade and that satisfy Torchmark’s underwriting and credit analysis requirements and standards.

Although not included for purposes of future disclosure, below is information related to one-year default rates by Moody’s rating from 1920 to 2014:

Year	Aa	A	Baa	Ba	B	Caa-C
Mean	0.061	0.096	0.266	1.062	3.356	13.077
Max	0.855	1.639	1.990	11.734	19.444	100.000

As noted above, there is a significant increase in default rates on investments with ratings Below Investment-Grade (Standard & Poor’s (“S&P”) BB+ and lower; Moody’s Ba1 and lower). The absolute difference in the average of one-year default rates between A and BBB (S&P Investment-Grade BBB- and higher; Moody’s Investment-Grade Baa3 and higher) investments is 17 basis points (0.17%), while the difference between BBB and BB investments is 80 basis points (.80%). The difference in default rates becomes more significant when considering the maximum default rate for one year over a 94 year period. The difference in the maximum default rate between A and BBB investments is approximately 35 basis points (.35%) compared to the difference in the maximum one year default rate between BBB and BB investments of approximately 1000 basis points (10%). Further, S&P defines BBB as an obligation that “exhibits adequate protection parameters” and defines BB investments as facing “major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.”

The significant difference in default rates between Investment-Grade and Below Investment-Grade securities along with S&P’s rating definitions of BBB and BB is consistent with Torchmark’s investment strategy of limiting new investments to Investment-Grade fixed maturities only as described on page 41 of the Form 10-K. Any Below Investment-Grade fixed maturities held in the portfolio are the result of changes in credit ratings after the acquisition of the fixed maturity, and represent only 4% of the total fixed maturity portfolio as mentioned in our May 6, 2015 response. Because the distinction between ratings in the A classification compared with the BBB classification is much less significant, and the distinction between BBB and BB is much more significant, we believe that our presentation included in Exhibit 3 of our May 6, 2005 response letter is the most meaningful to users of the financial statements for understanding the nature of Torchmark’s investments in fixed maturity securities.

Torchmark’s credit evaluation for Other-Than-Temporary-Impairment (“OTTI”) consists of much more than simply relying on the credit ratings assigned by the rating agencies and incorporates a detailed credit review of each issuer designed to evaluate the near-term and long-term prospects of receiving all contractual cash flows, as described in the footnotes on pages 62-64 of the Form 10-K. From a materiality perspective, the gross unrealized losses as of December 31, 2014 for medium Investment-Grade securities (BBB+ to BBB-) represented approximately 0.3% of the total Investment-Grade portfolio.

Comment:

2.
Refer to your response to our prior comment two. You state that for all asset classes within the significant fixed maturity security types, third-party pricing services use a common valuation technique. Please address the following:

•Provide a description of the pricing models.

•	To the extent multiple pricing models are used, tell us the extent each model is used and the factors that determines the models to be used.

•	Confirm that the inputs used for all models for all classes of Level 2 investments are the same. Otherwise, provide a list of inputs used for each investment class under each model.

In response to the Staff’s June 5, 2015 letter, Torchmark has performed additional research and analysis to further evaluate the pricing models used to estimate fair values of fixed maturities classified as Level 2. That analysis included a thorough review of current pricing methodology guidelines published by the third-party pricing services we utilize, Interactive Data Pricing and Reference Data, LLC and Thomson Reuters Pricing Service. In addition, Torchmark’s management held phone calls directly with representatives from these third-party pricing services to re-confirm our understanding of the materials that they had provided and discuss the methodologies specific to each class of investment held by Torchmark classified as Level 2.

Upon completion of the analysis, we confirmed that the third-party pricing services use proprietary pricing models to determine evaluated prices based on observable market data. For Torchmark’s significant security classes, such models are primarily discounted cash flows using a market-adjusted spread to a benchmark yield. The foundation for these models consists of developing yield spreads based on multiple observable market inputs, including but not limited to: benchmark yield curves, actual trading activity, new issue yields, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, sector-specific data, economic data, and other inputs corroborated in the market. Pricing vendors monitor and review their pricing data continuously with current market and economic data feeds, augmented by ongoing communication within the dealer community.

Using the observable market inputs described above, spreads to an appropriate benchmark yield are further developed for each security based on security-specific and/or sector-specific risk factors, such as a security’s terms and conditions (coupon, maturity, and call features), credit rating, sector, liquidity, collateral or other cash flow options, and other factors that could impact the risk of the security. An option-adjusted spread model is applied to securities with early redemption features. When the spread has been determined, it is added to the benchmark yield. The securities’ expected cash flows are discounted using this spread-adjusted yield, and the resulting present value of the discounted cash flows is the evaluated price.

In connection with this research, Torchmark’s management reviewed the models and inputs used for each class of Level 2 investments, and found that the models and inputs utilized for the material classes of investments were common across all significant fixed maturity security types. This review supported the accuracy and appropriateness of the proposed disclosure included in the May 6, 2015 response letter. As stated in that letter, 99% of Torchmark’s fixed maturity security investments are in corporate, government, and municipal issuers. The remainder of the fixed maturity investments are U.S. agency mortgage-backed pools (MBS) and non-government asset-backed securities (ABS), which comprise only 0.61% of the entire portfolio as of December 31, 2014. Due to the immaterial amount of investments in those classes, additional disclosure is not deemed necessary.

As a result of this analysis, we found that the proposed disclosure for future filings included in our May 6, 2015 response letter accurately discloses the valuation techniques and inputs used and meets the requirements of ASC 820-10-50-2bbb. Inclusion of additional detail would result in disclosures that in management’s judgment would be redundant and would not be relevant or beneficial to the users of the financial statements.

Torchmark acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the fiscal year ended December 31, 2014; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the above-referenced filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Please contact me at 972-569-3659 or Brian Mitchell at 972-569-4020 if you have additional comments or questions.

Very truly yours,

/s/ Frank M. Svoboda

cc:	Sharon Blume Jim Peklenk Keira Nakada

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